SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ATS Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

002083103

(CUSIP Number)

Martin P. Sutter

Essex Woodlands Health Ventures Fund VIII, L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	002083103	Page 2 of 20 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Health Ventures Fund VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 10,017,082
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 10,017,082
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,017,082
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.45%(1)
14	TYPE OF REPORTING PERSON PN
(1)	Based on 62,533,486 shares of the Issuer’s Common Stock represented to the Reporting Persons to be outstanding as of December 19, 2008 by the Issuer plus the 2,311,635 shares of Common Stock issuable upon the exercise of the purchase warrant owned by Essex Woodlands Health Ventures Fund VIII, L.P.

CUSIP No.	002083103	Page 3 of 20 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Health Ventures Fund VIII-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 729,553
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 729,553
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 729,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.16%(1)
14	TYPE OF REPORTING PERSON PN
(1)	Based on 62,533,486 shares of the Issuer’s Common Stock represented to the Reporting Persons to be outstanding as of December 19, 2008 by the Issuer plus the 168,358 shares of Common Stock issuable upon the exercise of the purchase warrant owned by Essex Woodlands Health Ventures Fund VIII-A, L.P.

CUSIP No.	002083103	Page 4 of 20 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Health Ventures Fund VIII-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 317,196
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 317,196
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.51%(1)
14	TYPE OF REPORTING PERSON PN
(1)	Based on 62,533,486 shares of the Issuer’s Common Stock represented to the Reporting Persons to be outstanding as of December 19, 2008 by the Issuer plus the 73,199 shares of Common Stock issuable upon the exercise of the purchase warrant owned by Essex Woodlands Health Ventures Fund VIII-B, L.P.

CUSIP No.	002083103	Page 5 of 20 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Health Ventures VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 11,063,831
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 11,063,831

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,063,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.00%(1)
14	TYPE OF REPORTING PERSON PN
(1)	Based on 62,533,486 shares of the Issuer’s Common Stock represented to the Reporting Persons to be outstanding as of December 19, 2008 by the Issuer plus the 2,553,192 shares of Common Stock issuable upon the exercise of the purchase warrants owned by the Essex Funds (as defined below).

CUSIP No.	002083103	Page 6 of 20 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Health Ventures VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 11,063,831
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 11,063,831

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,063,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.00%(1)
14	TYPE OF REPORTING PERSON OO
(1)	Based on 62,533,486 shares of the Issuer’s Common Stock represented to the Reporting Persons to be outstanding as of December 19, 2008 by the Issuer plus the 2,553,192 shares of Common Stock issuable upon the exercise of the purchase warrants owned by the Essex Funds.

CUSIP No.	002083103	Page 7 of 20 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin P. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 50,000(1)
8 SHARED VOTING POWER 11,063,831
9 SOLE DISPOSITIVE POWER 50,000(1)
10 SHARED DISPOSITIVE POWER 11,063,831

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,116,831(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.08%(2)
14	TYPE OF REPORTING PERSON IN
(1)	Martin Sutter owns, in his individual capacity, 50,000 shares of Common Stock (as defined below). This number does not include a Restricted Stock Unit (“RSU”) for 3,000 shares of Common Stock that Mr. Sutter received upon becoming a Director of the Issuer because none of these shares are currently exercisable or become exercisable within the next 60 days. The RSU is convertible into common stock of the Issuer on a 1-for-1 basis and it vests in full upon the second anniversary of the grant of the award.

(2)	Based on 62,533,486 shares of the Issuer’s Common Stock represented to the Reporting Persons to be outstanding as of December 19, 2008 by the Issuer plus the 2,553,192 shares of Common Stock issuable upon the exercise of the purchase warrants owned by the Essex Funds.

CUSIP No.	002083103	Page 8 of 20 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James L. Currie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 11,063,831
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 11,063,831

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,063,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.00%(1)
14	TYPE OF REPORTING PERSON IN
(1)	Based on 62,533,486 shares of the Issuer’s Common Stock represented to the Reporting Persons to be outstanding as of December 19, 2008 by the Issuer plus the 2,553,192 shares of Common Stock issuable upon the exercise of the purchase warrants owned by the Essex Funds.

CUSIP No.	002083103	Page 9 of 20 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark Pacala
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 11,063,831
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 11,063,831

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,063,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.00%(1)
14	TYPE OF REPORTING PERSON IN
(1)	Based on 62,533,486 shares of the Issuer’s Common Stock represented to the Reporting Persons to be outstanding as of December 19, 2008 by the Issuer plus the 2,553,192 shares of Common Stock issuable upon the exercise of the purchase warrants owned by the Essex Funds.

CUSIP No.	002083103	Page 10 of 20 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jeff Himawan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 11,063,831
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 11,063,831

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,063,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.00%(1)
14	TYPE OF REPORTING PERSON IN
(1)	Based on 62,533,486 shares of the Issuer’s Common Stock represented to the Reporting Persons to be outstanding as of December 19, 2008 by the Issuer plus the 2,553,192 shares of Common Stock issuable upon the exercise of the purchase warrants owned by the Essex Funds.

CUSIP No.	002083103	Page 11 of 20 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Petri Vianio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 11,063,831
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 11,063,831

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,063,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.00%(1)
14	TYPE OF REPORTING PERSON IN
(1)	Based on 62,533,486 shares of the Issuer’s Common Stock represented to the Reporting Persons to be outstanding as of December 19, 2008 by the Issuer plus the 2,553,192 shares of Common Stock issuable upon the exercise of the purchase warrants owned by the Essex Funds.

CUSIP No.	002083103	Page 12 of 20 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ron Eastman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 11,063,831
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 11,063,831

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,063,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.00%(1)
14	TYPE OF REPORTING PERSON IN
(1)	Based on 62,533,486 shares of the Issuer’s Common Stock represented to the Reporting Persons to be outstanding as of December 19, 2008 by the Issuer plus the 2,553,192 shares of Common Stock issuable upon the exercise of the purchase warrants owned by the Essex Funds.

CUSIP No.	002083103	Page 13 of 20 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Guido Neels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 11,063,831
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 11,063,831

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,063,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.00%(1)
14	TYPE OF REPORTING PERSON IN
(1)	Based on 62,533,486 shares of the Issuer’s Common Stock represented to the Reporting Persons to be outstanding as of December 19, 2008 by the Issuer plus the 2,553,192 shares of Common Stock issuable upon the exercise of the purchase warrants owned by the Essex Funds.

CUSIP No.	002083103	Page 14 of 20 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steve Wiggins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 11,063,831
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 11,063,831

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,063,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.00%(1)
14	TYPE OF REPORTING PERSON IN
(1)	Based on 62,533,486 shares of the Issuer’s Common Stock represented to the Reporting Persons to be outstanding as of December 19, 2008 by the Issuer plus the 2,553,192 shares of Common Stock issuable upon the exercise of the purchase warrants owned by the Essex Funds.

CUSIP No.	002083103	Page 15 of 20 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Immanuel Thangaraj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 11,063,831
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 11,063,831

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,063,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.00%
14	TYPE OF REPORTING PERSON IN
(1)	Based on 62,533,486 shares of the Issuer’s Common Stock represented to the Reporting Persons to be outstanding as of December 19, 2008 by the Issuer plus the 2,553,192 shares of Common Stock issuable upon the exercise of the purchase warrants owned by the Essex Funds.

ORIGINAL REPORT ON SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to 11,063,831 shares of common stock, $0.01 par value per share (the “Common Stock”), of ATS Medical, Inc., a Minnesota corporation (the “Issuer”). Of the 11,063,831 shares beneficially owned, (i) 8,510,639 shares of Common Stock are currently held and (ii) 2,311,635 shares of Common Stock may be acquired upon the exercise of warrants to purchase common stock. The principal executive offices of the Issuer are located at 3905 Annapolis Lane, Suite 105, Minneapolis MN 55447.

Item 2. Identity and Background

(a) This Schedule 13D is being filed jointly by Essex Woodlands Health Ventures Fund VIII, L.P., a Delaware limited partnership (“Essex Fund VIII”), Essex Woodlands Health Ventures Fund VIII-A, L.P., a Delaware limited partnership (“Essex Fund VIII-A”), Essex Woodlands Health Ventures Fund VIII-B, L.P., a Delaware partnership (“Essex Fund VIII-B,” together with Essex Fund VIII and Essex Fund VIII-A, the “Essex Funds”), Essex Woodlands Health Ventures VIII, L.P., a Delaware Partnership (the “Partnership”), Essex Woodlands Health Ventures VIII, LLC, a Delaware limited liability company (the “General Partner”) and Martin P. Sutter, an individual, James L. Currie, an individual, Mark Pacala, an individual, Jeff Himawan, an individual, Petri Vianio, an individual, Ron Eastman, an individual, Guido Neels, an individual, Steve Wiggins, an individual, and Immanuel Thangaraj, an individual (each a “Manager,” collectively, the “Managers,” and together with Essex Fund VIII-A, Essex Fund VIII-B, the Partnership, and the General Partner, the “Reporting Persons”).

(b) The address of the principal business of each of the Reporting Persons is 21 Waterway Avenue, Suite 225, The Woodlands, Texas 77380.

(c) The principal business of the Essex Funds is venture capital investments. The principal business of the Partnership is to act as the general partner of each of the Essex Funds. The principal business of the General Partner is to act as the general partner of the Partnership. The principal business of the Managers is to direct the activities of the General Partner.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Managers is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On December 19, 2008 (the “Closing Date”), the Essex Funds entered into that certain Common Stock and Warrant Purchase Agreement, a form of which is attached hereto as Exhibit 2 (the “Purchase Agreement”), with the Issuer, pursuant to which (i) Essex Fund VIII purchased 7,705,447 shares of Common Stock and a seven year warrant to purchase 2,311,635 shares of Common Stock; (ii) Essex Fund VIII-A purchased 561,195 shares of Common Stock and a seven year warrant to purchase 168,358 shares of Common Stock; and (iii) Essex Fund VIII-B purchased 243,997 shares of Common Stock and a seven year warrant to purchase 73,199 shares of Common Stock. Pursuant to the Purchase Agreement, the Essex Funds paid $2.35 per share for the purchase of the Common Stock, for an aggregate purchase price of $20,000,001.65. Prior to the execution of the Purchase Agreement, Mr. Sutter had purchased, in his individual capacity, 50,000 shares of Common Stock at an aggregate purchase price of $99,050.

The warrants issued pursuant to the Purchase Agreement, a form of which is attached hereto as Exhibit 3 (the “Warrants”), are immediately exercisable at an exercise price equal to $2.475 per share during the first year after the closing, $2.85 per share during the second year, and $3.10 thereafter. The Warrants include a cashless exercise provision that permits the Essex Funds to exercise all or a portion of the shares pursuant to the Warrants without paying the exercise price which will result in the Essex Funds acquiring a net amount of the shares of Common Stock subject to the Warrants. The cashless exercise feature is available at the election of the Essex Funds.

The funds to purchase the securities under the Purchase Agreement were obtained from the working capital of the Essex Funds and not from the assets of the Partnership, General Partner or the Managers. The funds to purchase the securities owned by Mr. Sutter individual were obtained from Mr. Sutter’s personal assets.

As a condition to the Purchase Agreement, the Essex Funds and the Issuer entered into that certain Registration Rights Agreement, a form of which is attached hereto as Exhibit 4 (the “Registration Rights Agreement”), dated as of the Closing Date, whereby the Essex Funds were granted, subject to certain restrictions and limitations, certain shelf registration rights with respect to the shares of Common Stock they purchased pursuant to the Purchase Agreement and shares underlying the Warrants (the “Registrable Securities”). Under the terms of the Registration Rights Agreement, the Issuer will as soon as reasonably practicable following the Closing Date, but not later than thirty days after the Closing, file with the SEC a Registration Statement on Form S-3 covering the resale of the Registrable Securities.

As a condition of the Purchase Agreement, Mr. Sutter was appointed to serve as a director of the Issuer.

The above summary description of the Purchase Agreement, the Warrants, and the Registration Rights Agreement, forms of which are filed as Exhibits 2, 3 and 4, respectively, is not intended to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, the Warrants and the Registration Rights Agreement which are incorporated herein by reference.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Securities solely for the purpose of investment. The Reporting Persons may make additional purchases of the Issuer’s securities either in the open market or in private transactions depending on the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, general economic conditions, money and stock market conditions and other future developments.

Except as described in this Schedule 13D, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and, depending upon one or more of the factors referred to above, may in the future propose that the Issuer take one or more such actions.

Item 5. Interest in Securities of the Partnership

TOTAL OUTSTANDING SHARES. According to information provided to the Reporting Persons by the Issuer, the number of shares of the Issuer’s Common Stock outstanding on December 19, 2008 was 62,533,486 shares.

ESSEX FUND VIII. As of the date of filing of this Schedule 13D, Essex Fund VIII is the holder of 7,705,447 shares of Common Stock and a Warrant to purchase 2,311,635 shares of Common Stock, which represents approximately 15.45% of the Common Stock outstanding, and it has sole voting and investment power with respect to such securities.

ESSEX FUND VIII-A. As of the date of filing of this Schedule 13D, Essex Fund VIII-A is the holder of 561,195 shares of Common Stock and a Warrant to purchase 168,358 shares of Common Stock, which represents approximately 1.16% of the Common Stock outstanding, and it has sole voting and investment power with respect to such securities.

ESSEX FUND VIII-B. As of the date of filing of this Schedule 13D, Essex Fund VIII-B is the holder of 243,997 shares of Common Stock and a Warrant to purchase 73,199 shares of Common Stock, which represents approximately 0.51% of the Common Stock outstanding, and it has sole voting and investment power with respect to such securities.

THE PARTNERSHIP. The general partner of the Essex Funds, the Partnership, may also be deemed to have sole voting and investment power with respect to such securities. The GP Partnership disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

THE GENERAL PARTNER. The general partner of the Partnership, the General Partner, may also be deemed to have sole voting and investment power with respect to such securities. The General Partner disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

THE MANAGERS. Under the operating agreement of the General Partner, Messrs. Sutter, Currie, Pacala, Himawan, Vianio, Eastman, Neels, Wiggins and Thangaraj have the power by unanimous consent and through the Partnership and the Essex Funds (i) to cause the Essex Funds to buy and sell marketable securities of portfolio companies and (ii) to direct the voting of such securities. As a result, Messrs. Sutter, Currie, Pacala, Himawan, Vianio, Eastman, Neels, Wiggins and Thangaraj may also be deemed to have shared dispositive power and voting power with respect to the securities held by the Essex Funds. Messrs. Sutter, Currie, Pacala, Himawan, Vianio, Eastman, Neels, Wiggins and Thangaraj disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein. Mr. Sutter owns 50,000 shares of Common Stock in his individual capacity, which represents 0.08% of the Common Stock outstanding, and he has sole voting and investment power with respect to such securities. In addition, pursuant to the Purchase Agreement, Mr. Sutter was appointed to the Issuer’s Board of Directors and as a result has received a Restricted Stock Unit (“RSU”) for 3,000 shares of Common Stock immediately upon become a Director. The RSU is convertible into Common Stock of the Issuer on a 1-to-1 basis. The RSU vests upon the second anniversary of the grant of the award.

Except for the transactions described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the securities of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

See response to Item 3.

Except for the agreements and instruments described in the response to Item 3, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

Exhibit 1: Joint Filing Agreement.

Exhibit 2: Common Stock and Warrant Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on December 23, 2008).

Exhibit 3: Form of Warrant (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer on December 23, 2008).

Exhibit 4: Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer on December 23, 2008).

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2008

ESSEX WOODLANDS HEALTH VENTURES FUND VIII, L.P.	ESSEX WOODLANDS HEALTH VENTURES FUND VIII-A, L.P.
By: Essex Woodlands Health Ventures VIII, L.P. Its General Partner	By: Essex Woodlands Health Ventures VIII, L.P. Its General Partner
By: Essex Woodlands Health Ventures VIII, LLC Its General Partner	By: Essex Woodlands Health Ventures VIII, LLC Its General Partner

/s/ Martin P. Sutter	/s/ Martin P. Sutter
Name: Martin P. Sutter Title: Manager	Name: Martin P. Sutter Title: Manager

ESSEX WOODLANDS HEALTH VENTURES FUND VIII-B, L.P.	ESSEX WOODLANDS HEALTH VENTURES VIII, L.P.
By: Essex Woodlands Health Ventures VIII, L.P. Its General Partner	By: Essex Woodlands Health Ventures VIII, LLC Its General Partner
By: Essex Woodlands Health Ventures VIII, LLC Its General Partner

/s/ Martin P. Sutter	/s/ Martin P. Sutter
Name: Martin P. Sutter Title: Manager	Name: Martin P. Sutter Title: Manager

ESSEX WOODLANDS HEALTH VENTURES VIII, LLC	INDIVIDUALS:

/s/ Martin P. Sutter	/s/ Martin P. Sutter
Name: Martin P. Sutter Title: Manager	Name: Martin P. Sutter

/s/ James L. Currie
Name: James L. Currie

/s/ Ron Eastman
Name: Ron Eastman

INDIVIDUALS:	INDIVIDUALS:

/s/ Mark Pacala	/s/ Guido Neels
Name: Mark Pacala	Name: Guido Neels

/s/ Jeff Himawan	/s/ Steven Wiggins
Name: Jeff Himawan	Name: Steven Wiggins

/s/ Petri Vianio	/s/ Immanuel Thangaraj
Name: Petri Vianio	Name: Immanuel Thangaraj

Exhibit 1

JOINT FILING AGREEMENT

Each of the undersigned agrees that (i) the statement on Schedule 13D relating to the Common Stock of ATS Medical, Inc. has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signature hereto, at the principal office thereof.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: December 30, 2008

ESSEX WOODLANDS HEALTH VENTURES FUND VIII, L.P.			ESSEX WOODLANDS HEALTH VENTURES FUND VIII-A, L.P.

By:	Essex Woodlands Health Ventures VIII, L.P.		By:	Essex Woodlands Health Ventures VIII, L.P.
	Its General Partner			Its General Partner
By:	Essex Woodlands Health Ventures VIII, LLC		By:	Essex Woodlands Health Ventures VIII, LLC
	Its General Partner			Its General Partner

	/s/ Martin P. Sutter			/s/ Martin P. Sutter
	Name:	Martin P. Sutter		Name:	Martin P. Sutter
	Title:	Manager		Title:	Manager

ESSEX WOODLANDS HEALTH VENTURES FUND VIII-B, L.P.			ESSEX WOODLANDS HEALTH VENTURES VIII, L.P.

By:	Essex Woodlands Health Ventures VIII, L.P.		By:	Essex Woodlands Health Ventures VIII, LLC
	Its General Partner			Its General Partner
By:	Essex Woodlands Health Ventures VIII, LLC
Its General Partner

	/s/ Martin P. Sutter			/s/ Martin P. Sutter
	Name:	Martin P. Sutter		Name:	Martin P. Sutter
	Title:	Manager		Title:	Manager

ESSEX WOODLANDS HEALTH VENTURES VIII, LLC			INDIVIDUALS:
/s/ Martin P. Sutter
				Name:	Martin P. Sutter

	/s/ Martin P. Sutter			/s/ James L. Currie
	Name:	Martin P. Sutter		Name:	James L. Currie
	Title:	Manager
/s/ Ron Eastman
				Name:	Ron Eastman

INDIVIDUALS:			INDIVIDUALS:
	/s/ Mark Pacala			/s/ Guido Neels
	Name:	Mark Pacala		Name:	Guido Neels

	/s/ Jeff Himawan			/s/ Steven Wiggins
	Name:	Jeff Himawan		Name:	Steven Wiggins

	/s/ Petri Vianio			/s/ Immanuel Thangaraj
	Name:	Petri Vianio		Name:	Immanuel Thangaraj